Exhibit g.2

BAIRD FUNDS, INC.

AMENDMENT TO THE CUSTODY AGREEMENT

        THIS AMENDMENT dated as of January 1, 2002 to the Custody Agreement dated as of September 29, 2000, by and between Baird Funds, Inc., a Wisconsin corporation, Robert W. Baird & Co. Incorporated, a Wisconsin corporation, and Firstar Bank, N.A, shall be as follows:

        Effective January 1, 2002, the name Firstar Bank, N.A. has been changed to U.S. Bank, N.A. Accordingly, all references to Firstar Bank, N.A. in this Agreement should be replaced with U.S. Bank, N.A. Similarly, any references to Firstar Mutual Fund Services, LLC should be replaced with U.S. Bancorp Fund Services, LLC.

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

BAIRD FUNDS, INC.	U.S. BANK, N.A.
By: /s/ Brett Meili	By: /s/ Christine Gray
ROBERT W. BAIRD & CO. INCORPORATED
By: /s/ Russell P. Schwei